New Found Gold Celebrates Milestone Year:

Transformation to an Emerging Canadian Gold Producer

TORONTO, Canada - January 7, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSXV: NFG | NYSE American: NFGC) is pleased to highlight a transformational 2025 in which the Company has evolved from an early-stage exploration company to an emerging Canadian gold producer with a multi-asset portfolio focused on a top-tier mining jurisdiction, Newfoundland and Labrador, Canada.

Over the past year, New Found Gold has delivered multiple significant milestones including:

• New board of directors and management team: Led by Chairman Paul Andre Huet and Chief Executive Officer, Keith Boyle, the Company has a new and highly experienced board of directors, along with a new management team of mine builders and operators to complement its existing exploration strength.

• Financings: Completion of a C$63M bought deal financing and C$20M private placement, strengthening New Found Gold's balance sheet and confirming support from cornerstone investor Eric Sprott and institutional investors.

• Initial Mineral Resource Estimate ("MRE"): Publication of an MRE for its 100% owned Queensway Gold Project ("Queensway"), outlining 18.0 million tonnes ("Mt") grading 2.40 grams per tonne of gold ("g/t Au") of gold for 1.39 million ounces ("Moz") (indicated), with another 10.7 Mt grading 1.77 g/t Au for 0.61 Moz (inferred), firmly establishing a solid mineral resource base1.

• Preliminary Economic Assessment ("PEA"): Publication of a low-cost, high-margin PEA demonstrating solid economics of C$743M after-tax NPV5% and 56.3% after-tax IRR, at a base case gold price of US$2,500/oz with significant leverage to the gold price. These base case values are supported by total gold production of 1.5 Moz of gold over a 15 year mine life for a life of mine ("LOM") all-in sustaining cost ("AISC") of US$1,256/oz2.

• Strategic Acquisitions: Acquisition of Maritime Resources Corp. ("Maritime"), creating an emerging Canadian gold producer, and the purchase of highly prospective claims, consolidating a district-scale land package around Queensway.

• Hammerdown and Pine Cove Operations:  With the successful acquisition of Maritime, the Company is focused on bringing the newly acquired Hammerdown and Pine Cove Operations ("Hammerdown" and "Pine Cove", respectively) into steady state production.

• Queensway Advancement: Completed 2025 work program, including over 74,000 metres ("m") of diamond drilling with a primary focus on resource definition and pre-development work, and a secondary focus on exploration, with high-grade discoveries such as the Dropkick zone ("Dropkick") underscoring the camp-scale potential of the district.

• Queensway Project Finance: Engaged Cutfield Freeman & Co. Ltd. ("CF&Co"), an independent global mining finance advisory firm, to act as a project finance advisor with the objective of selecting the optimal financing package for the initial capital expenditure required to fund Queensway Phase 1 production.

"2025 was a transformational year for New Found Gold, as we began the year as an early-stage exploration company and ended as an emerging Canadian gold producer with a growing, multi-asset and multi-stage portfolio in Newfoundland and Labrador," said Keith Boyle, Chief Executive Officer of New Found Gold. "We delivered both the initial MRE and a PEA at Queensway, strengthened our balance sheet, and completed two meaningful strategic acquisitions - adding near-term production and cash flow via Hammerdown and securing fully permitted processing infrastructure. These achievements were made possible by the strength of our new management team and board of directors, support from our shareholders and local stakeholders who continue to back us as we execute on our strategic growth plans, and the hard work and dedication of our employees and contractors."

1 For additional information see the New Found Gold press release dated March 24, 2025

2 For additional information see the New Found Gold press release dated July 21, 2025

"As we enter 2026, our focus is clear: ramp up Hammerdown safely and efficiently, advance Queensway through engineering, permitting, and project finance toward a targeted 2027 start-up, and continue disciplined, high-impact exploration across the district - building on our success at targets like Dropkick - to unlock the full camp-scale potential of this emerging Canadian gold camp."

From Early-Stage Explorer to Emerging Gold Producer

The strategic acquisition of Maritime formally marks New Found Gold's transformation from an exploration company into an emerging multi-asset gold producer. Following this transaction, New Found Gold now controls Queensway, a high-grade, 100%-owned project with a recently completed MRE and PEA that demonstrates a phased, low-capital path to production and Hammerdown, an emerging gold producer in central Newfoundland, targeted to ramp up to commercial production through 2026, with a fully permitted mill and tailings at Pine Cove, as well as a Hydrometallurgical Gold Plant at Nugget Pond, which provides existing processing infrastructure and significant regional synergies.

With Hammerdown moving toward steady-state production and Queensway Phase 1 production targeted for H2/27, Queensway and Hammerdown continue to offer significant exploration upside to bolster each project's economics within a strong gold price environment.

New Board and Management Team

In parallel with its portfolio growth, New Found Gold has made significant strides at the corporate level, strengthening its governance and leadership team in 2025. During the year the board of directors was refreshed under the leadership of Paul Andre Huet as Chairman. It now includes seasoned mining executives and capital markets specialists with deep experience in building, operating and financing mines globally, including: William Hayden, Chad Williams, Tamara Brown and Allen Palmiere, as well as Dr. Andrew Furey, the former Premier of Newfoundland and Labrador, and the Company's Chief Executive Officer, Keith Boyle.

New Found Gold's management team was also rebuilt with the objective of executing on the Company's strategy to rapidly advance Queensway to development and production. Under the leadership of Keith Boyle (Chief Executive Officer) and Melissa Render (President), the following executives were appointed to the leadership team in 2025: Hashim Ahmed (Chief Financial Officer), Robert Assabgui, (Chief Operating Officer), Fiona Childe (VP, Communications and Corporate Development), Jared Sauders (VP, Sustainability) and Jelena Novikov Fried (General Counsel and Corporate Secretary).

Advancing Queensway to Development

Queensway remains the cornerstone of New Found Gold's growth strategy and continued to deliver in 2025, achieving several major milestones. The initial MRE published in 2025 confirmed Queensway's resource potential, outlining 18.0 Mt grading 2.40 g/t of gold for 1.39 Moz (indicated), with another 10.7 Mt grading 1.77 g/t gold for 0.61 Moz (inferred). This initial resource sits within less than 5% of the 110 kilometre ('km") long strike extent of the two major structures controlling gold mineralization, where numerous additional gold targets have been identified, demonstrating potential for expansion (see the New Found Gold press release dated March 24, 2025).

This MRE served as the stepping stone, forming the basis for the positive Queensway PEA published in mid-2025, which outlined phased development with low initial capital of approximately C$155M for Phase 1 and a robust production profile, with anticipated average annual production of over 70,000 ounces of gold in Phase 1 and more than 170,000 ounces of gold per year in Phase 2 and 3 Years 5 to 9 (see the New Found Gold press release dated July 21, 2025).

With attractive baseline economics confirmed, New Found Gold has completed its 2025 work program, which included an approximately 74,000 m diamond drill program and a continuation of the excavation of high-grade, near-surface portions of Queensway. Approximately 75% of the drilling focused on the AFZ Core area and the remaining 25% focused on exploration targets outside the MRE area. To date, approximately 45% of the results from the 2025 program have been released and additional results will be released as they become available (see the New Found Gold press releases dated July 9, 2025, September 25, 2025, October 15, 2025, October 30, 2025, November 19, 2025, December 1, 2025 and December 11, 2025). Excavation, mapping and channel sampling were competed at the Iceberg and Lotto zones, with Iceberg channel sample results released and Lotto results pending (see the New Found Gold press release dated September 25, 2025).

Ongoing work aimed at the rapid advancement of phased development at Queensway includes environmental baseline work, trade-off studies and further engineering studies.

Collectively, the milestones achieved in 2025 advance Queensway from a standout exploration opportunity to a de-risked development project with a clear, financeable path to production.

Camp-Scale Exploration Upside

Exploration remains an important part of the growth strategy for Queensway as it advances toward development, with exploration success outside the AFZ Core demonstrating the scale and quality of the broader district. During 2025, the Company completed approximately 25% of its drilling on exploration outside the AFZ Core. This work included drill testing at the highly prospective Dropkick and Pistachio zones, as well as the newly discovered Blue Jay zone. High-grade gold was discovered at Dropkick in late 2024 within the AFZ Peripheral area and 2025 drilling has extended the mineralized footprint to approximately 815 m along strike and 285 m down dip, with multiple high-grade intercepts both west and east of the Appleton Fault Zone, further confirming the camp scale potential of New Found Gold's substantial Queensway landholdings (see the New Found Gold press release dated October 30, 2025).

A regional exploration program was completed at Queensway South, up to 64 km south of AFZ Core. In this area, we continue to develop earlier-stage targets along the Appleton Fault Zone, the same structure that controls gold mineralization AFZ Core.

The Queensway land package now totals 230,225 hectares, an increase of 31% from 2024, as a result of the successful completion of the acquisition of a 100% interest in certain mineral claims in central Newfoundland previously held by Exploits Discovery Corp.

Looking Ahead

Moving forward, New Found Gold remains focused on executing on the following key priorities in 2026:

• Ramping up Hammerdown to steady-state gold production and leveraging its on-island processing and tailings facilities.

• Advancing Queensway through engineering, permitting, and project finance toward a Phase 1 construction decision in late 2026, targeting first production in H2/27.

• Continuing focused exploration at Queensway, including adjacent to AFZ Core, Dropkick, and newly acquired ground, to grow resources and support future expansions.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P. Eng., CEO, and a Qualified Person as defined under National Instrument 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway, and owns Hammerdown, Pine Cove and the Nugget Pond Hydrometallurgical Gold Plant. The Company is currently focused on advancing Queensway to production and bringing Hammerdown into steady-state gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

New Found Gold has a new board of directors and management team and a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

The PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to bringing the newly acquired Hammerdown and Pine Cove Operations into steady state production; leveraging of Hammerdown's on-island processing and tailing facilities; advancing Queensway through engineering, permitting and project finance toward a Phase 1 construction decision in late 2026, targeting first production in H2/2027; targeted ramp up of Hammerdown to commercial production through 2026; resource potential, phased development and anticipated production at Queensway; future exploration programs and the timing and focus thereof; continued development of earlier-stage targets along the Appleton Fault Zone; continuing focused exploration at Queensway, including adjacent to AFZ Core, Dropkick, and newly acquired ground, to grow resources and support future expansions. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this press release. These financial measures are not defined under International Financial Reporting Standards ("IFRS") and should not be considered in isolation. The Company believes that these financial measures, together with financial measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures are not necessarily standard and therefore may not be comparable to other issuers.

All-in Sustaining Cost

All in sustaining cost is a non-GAAP financial measure calculated based on guidance published by the World Gold Council ("WGC"). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost measure complements existing measures and ratios reported by the Company.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. Sustaining operating costs represent expenditures expected to be incurred at the Project that are considered necessary to maintain production. Sustaining capital represents expected capital expenditures comprising mine development costs, including capitalized waste, and ongoing replacement of mine equipment and other capital facilities, and does not include expected capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements.